July 6, 2011

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TCW Strategic Income Fund, Inc.
Preliminary Proxy Materials
Investment Company Act of 1940 File No. 811-4980

Dear Sir or Madam:

Attached for filing are Preliminary Proxy Materials for TCW Strategic Income Fund, Inc. (“Fund”). The two items to be voted on by shareholders are:

(1)	election of directors; and

(2)	amendment of the Fund’s fundamental policies to permit the Fund to purchase and sell interest rate futures contracts and options on interest rate futures contracts.

Comments should be addressed to the undersigned at (213) 244-0290. Please note that I will be out of the office from July 18, 2011, until July 25, 2011. During this period please refer any comments to Joseph Kelly, Esq. of Dechert LLP at (949) 442-6027.

Very truly yours,

/s/ Philip K. Holl
Philip K. Holl
Secretary

Enclosure